UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-51360
LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the Plan)
LIBERTY GLOBAL, INC.
(Issuer of the securities held pursuant to the Plan)
12300 Liberty Boulevard
Englewood, Colorado 80112
(Address of its principal executive office)
UNITEDGLOBALCOM, INC. 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Former Name)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005	3
Notes to Financial Statements	4

Supplemental Schedules:
Schedule 1 - Schedule of Assets (Held at End of Year) — Form 5500 Schedule H, Part IV, Line 4i, as of December 31, 2005	9
Schedule 2 - Schedule of Reportable Transactions — Form 5500 Schedule H, Part IV, Line 4j, for the year ended December 31, 2005	10

Signature

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Report of Independent Registered Public Accounting Firm
The Administrative Committee
Liberty Global 401(k) Savings and Stock Ownership Plan:
     We have audited the accompanying statements of net assets available for Plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (formerly known as the UnitedGlobalCom, Inc. 401(K) Savings and Stock Ownership Plan) (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for Plan benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 26, 2006

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,
	2005	2004
Cash and cash equivalents	$276	$—

Investments, at fair value:
Money market funds	255,261	6,746
Mutual funds	7,613,199	7,014,535
Employer stock	3,377,657	3,300,485
Common collective trust	117,990	107,991
Participant loans	119,126	149,183

Total investments	11,483,233	10,578,940

Receivables:
Employer contributions receivable, net of forfeitures	165,887	165,883
Employee contributions receivable	22,931	—

Total receivables	188,818	165,883

Net assets available for Plan benefits	$11,672,327	$10,744,823

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2005
Additions to net assets attributed to:
Contributions:
Participant	$1,146,101
Employer, net of forfeitures applied	953,465
Rollovers and plan transfers	100,618

Total contributions	2,200,184

Investment income:
Interest and dividends	272,131
Net appreciation in fair value of investments	183,603

Total investment income	455,734

Total additions	2,655,918

Deductions from net assets attributed to:
Distributions to participants	(1,709,681)
Administrative expenses	(11,062)
Deemed distributions of participant loans	(7,671)

Total deductions	(1,728,414)

Net increase in net assets available for Plan benefits	927,504

Net assets available for Plan benefits, beginning of year	10,744,823

Net assets available for Plan benefits, end of year	$11,672,327

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
     (1) Description of the Plan
     The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. The plan was known as the UnitedGlobalCom, Inc. 401(k) Savings and Stock Ownership Plan prior to January 1, 2006. Participants and all others should refer to the plan agreement for a more complete description of the Plan’s provisions.
     General
     On June 15, 2005, Liberty Global, Inc. (LGI) and UnitedGlobalCom, Inc. (UGC) completed certain mergers whereby LGI acquired all of the capital stock of UGC that Liberty Media International, Inc. (LMI) did not already own, and LMI and UGC each became wholly owned subsidiaries of LGI (the LGI Combination).
     In the LGI Combination, (i) each outstanding share of LMI Series A common stock, LMI Series B common stock and LMI Series C common stock was exchanged for one share of the corresponding series of LGI common stock, and (ii) each outstanding share of UGC Class A common stock, UGC Class B common stock and UGC Class C common stock (other than those shares owned by LMI and its wholly owned subsidiaries) was converted into the right to receive for each share of common stock owned either (i) 0.2155 of a share of LGI Series A common stock and 0.2155 of a share of LGI Series C common stock (plus cash for any fractional share interest) or (ii) $9.58 in cash. Cash elections were subject to proration so that the aggregate cash consideration paid to UGC’s stockholders would not exceed 20% of the aggregate value of the merger consideration payable to UGC’s public stockholders.
     On September 6, 2005, LGI effected a stock split in the form of a stock dividend (the Stock Dividend) of LGI Series C common stock to holders of record of LGI Series A and LGI Series B common stock as of August 26, 2005 (the Record Date). In the Stock Dividend, holders received one share of LGI Series C common stock for each share of LGI Series A common stock, and one share of LGI Series C common stock for each share of LGI Series B common stock, held of record as of the Record Date.
     Unless the context otherwise indicates, pre-LGI Combination references to shares of UGC and LMI common stock are presented in terms of the number of shares of LGI common stock issued in exchange for such UGC shares in the LGI Combination. Such share amounts have also been retroactively adjusted to give effect to the Stock Dividend, notwithstanding the fact that no shares of LGI Series C common stock were issued and outstanding prior to September 6, 2005.
     The Plan was established January 1, 1994 and is a defined contribution plan sponsored by LGI. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates, most recently as of January 1, 2006, at which time the name of the plan was changed to the Liberty Global 401(k) Savings and Stock Ownership Plan. Employees of LGI and their 80% or more owned subsidiaries are eligible to participate. Collectively bargained employees, leased employees and Puerto Rico employees are not eligible for the Plan. LGI reserves the right to change the terms of the Plan at any time.
     Trustee and Recordkeeper
     The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements – continued
     Contributions
     Participants who are residents or citizens of the United States may make pre-tax contributions to the Plan of up to 60% of their eligible compensation, as defined in the Plan. Participants who are not residents or citizens of the United States may make after-tax contributions to the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution percentages on each January 1, April 1, July 1 or October 1. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). Employee pre-tax contributions and combined employee/employer contributions per participant were limited to $14,000 and $42,000, respectively, in 2005.
     Employee contributions may be invested in any investment in the Plan at the employee’s election. All employer matching contributions are made in LGI common stock. Participants who are fully vested in their employer contributions can transfer the investment in LGI common stock contributed by the employer to any investment in the Plan. Employer contributions for participants who are not fully vested remain in LGI common stock.
     Rollovers
     Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.
     Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 5.00% to 7.75% at December 31, 2005. Principal and interest are paid ratably through monthly payroll deductions.
     Forfeitures
     Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to offset future matching contributions and pay Plan expenses. Forfeitures of $87,066 were used to offset employer contributions during 2005. Unallocated forfeitures available as of December 31, 2005 and 2004 were $6,097 and $22,759, respectively. During the year ended December 31, 2005, the Company utilized $9,785 of forfeitures to pay Plan expenses.
     Investment Options
     As of December 31, 2005, the Plan has various investment options including a money market fund, a common collective trust, 19 mutual funds and two employer stock funds. Plan participants may change investment options on any day the New York Stock Exchange is open for trading.
     Benefit Payments
     Distributions from the Plan may be made to a participant upon attaining normal retirement age of 65, death, total disability or termination of employment. A participant may also be eligible for withdrawal in the case of financial hardship as defined in the Plan. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements -continued
     Vesting
     Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

	Vesting Percentages
	Employer contributions	Employer contributions
Years of service	on or after January 1, 2004	prior to January 1, 2004
Less than 1	0%	0%
1	33%	25%
2	66%	50%
3	100%	75%
4 or more	100%	100%
     Plan Termination
     Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.
     Participant Accounts
     Participant accounts are credited with the participant’s contributions, employer contributions, earnings and losses on investments and charged with participant withdrawals and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.
     (2) Summary of Significant Accounting Policies
     Basis of Presentation
     The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.
     Investments
     Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities.
     Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value.
     Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the first-in, first-out cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
     Income Taxes
     The IRS has determined and informed LGI by a letter dated November 3, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements -continued
     Voting Rights of Company Stock
     Fidelity holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account.
     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
     Plan Expenses
     Any employer contribution amounts forfeited may be used to offset employer match contributions or to pay Plan expenses, except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Plan are paid by LGI.
     Payment of Benefits
     Benefits are recorded when paid.
     Related Party Transactions
     Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds, a money market fund and a common collective trust fund managed by Fidelity. There are also two funds which are comprised of LGI common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
     (3) Investments
     The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	December 31,
	2005		2004
Liberty Global, Inc. Series A common stock *	$1,652,146		$1,693,268
Liberty Global, Inc. Series C common stock *	$1,725,511		$1,602,951
Fidelity Blue Chip Growth Fund	$1,544,204		$1,635,600
Fidelity Equity-Income Fund	$1,234,994		$1,273,934
The Oakmark Equity and Income Fund	$1,150,620		$1,099,531
Fidelity Diversified International Fund	$1,369,684		$1,042,052
Fidelity Investment Grade Bond Fund	$506,032	**	$703,193

*	Participant and non-participant directed investments

**	Represents less than 5% of the Plan’s net assets at December 31, 2005

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements -continued
     (4) Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2005
	Company	Other
	common stock*	Investments**	Total
Additions to net assets attributed to:
Contributions:
Participant	$66,690	$1,079,411	$1,146,101
Employer, net of forfeitures applied	953,465	—	953,465
Rollovers and plan transfers	12,583	88,035	100,618

Total contributions	1,032,738	1,167,446	2,200,184

Investment income:
Interest and dividends	—	272,131	272,131
Net appreciation (depreciation) in fair value of investments	(108,493)	292,096	183,603

Total investment income (loss)	(108,493)	564,227	455,734

Total additions	924,245	1,731,673	2,655,918

Deductions from net assets attributed to:
Distributions to participants	(486,429)	(1,223,252)	(1,709,681)
Administrative expenses	(176)	(10,886)	(11,062)
Deemed distributions of participant loans	—	(7,671)	(7,671)

Total deductions	(486,605)	(1,241,809)	(1,728,414)

Exchanges, participant loan withdrawals and repayments, net	(360,468)	360,468	—

Net increase in net assets available for Plan benefits	77,172	850,332	927,504

Net assets available for Plan benefits, beginning of year	3,300,485	7,444,338	10,744,823

Net assets available for Plan benefits, end of year	$3,377,657	$8,294,670	$11,672,327

*	Participant and non-participant directed investments

**	Participant directed investments
     (5) Concentrations, Risks and Uncertainties
     The Plan invests in various money market and mutual funds, a common collective trust and in common stock of LGI. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits. Investment in the common stock of LGI represents approximately 29% and 31% of the net assets available for Plan benefits as of December 31, 2005 and 2004, respectively. Changes in the LGI common stock price can have a significant impact on the Plan’s net assets available for Plan benefits.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
December 31, 2005
Supplemental Schedule 1

	Identity of Issuer	Description of investment	Shares	Fair Value
*	Cash (held in stock purchase account)	Cash	—	$276
*	Fidelity Retirement Money Market Portfolio	Money market fund	255,261	255,261
*	Liberty Global, Inc. Series A common stock	Company common stock	73,429	1,652,146	(a)
*	Liberty Global, Inc. Series C common stock	Company common stock	81,392	1,725,511	(b)
*	Fidelity Managed Income Portfolio	Common collective trust	117,990	117,990
*	Spartan U.S. Equity Index Fund	Mutual fund	5,903	260,698
*	PIMCO High Yield Fund — Administrative Class	Mutual fund	10,321	100,323
*	Allianz NFJ Small Cap Value Fund - Administrative Class	Mutual fund	17,790	514,488
*	Baron Growth Fund	Mutual fund	7,037	319,464
*	The Oakmark Equity and Income Fund	Mutual fund	46,062	1,150,620
*	Fidelity Equity — Income Fund	Mutual fund	23,399	1,234,994
*	Fidelity Inflation — Protected Bond Fund	Mutual fund	582	6,398
*	Fidelity Investment Grade Bond Fund	Mutual fund	68,661	506,032
*	Spartan Extended Market Index Fund	Mutual fund	10,607	368,478
*	Fidelity Blue Chip Growth Fund	Mutual fund	35,779	1,544,204
*	Fidelity Diversified International Fund	Mutual fund	42,092	1,369,684
*	Fidelity Freedom 2000 Fund	Mutual fund	3,783	46,185
*	Fidelity Freedom 2005 Fund	Mutual fund	127	1,413
*	Fidelity Freedom 2010 Fund	Mutual fund	2,625	36,880
*	Fidelity Freedom 2015 Fund	Mutual fund	420	4,847
*	Fidelity Freedom 2020 Fund	Mutual fund	5,641	82,977
*	Fidelity Freedom 2030 Fund	Mutual fund	2,312	34,731
*	Fidelity Freedom 2035 Fund	Mutual fund	1,478	18,071
*	Fidelity Freedom 2040 Fund	Mutual fund	1,440	12,712
*	Participant loans	Interest rates ranging from 5.00% to 7.75%, with various maturity dates	—	119,126

	Total			$11,483,509

*	All investments are held by Fidelity, which is a party-in-interest. LGI is the Plan sponsor, which is a party-in-interest.
(a) Historical aggregate cost of Liberty Global, Inc. Series A common stock is $1,402,156.
(b) Historical aggregate cost of Liberty Global, Inc. Series C common stock is $1,535,799.
See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
For the Year ended December 31, 2005
Supplemental Schedule 2

						Current value
						of asset on
	Description of	Number of	Purchase			transaction	Net
Identity of party involved	asset	transactions	price	Selling price	Cost of asset	date	gain or loss

Category (i) — individual transactions in excess of 5% of Plan assets:
UnitedGlobalCom, Inc.
Class A common stock (a)(b)	Company common stock	1	$—	$3,458,876	$3,438,118	$3,458,876	$20,758
Liberty Global, Inc.
Series A common stock (a)(b)	Company common stock	1	$3,293,797	$—	$3,293,797	$3,293,797	$—

Category (iii) — series of transactions in excess of 5% of Plan assets:
UnitedGlobalCom, Inc.
Class A common stock (a)	Company common stock	15	$547,318	$—	$547,318	$547,318	$—
UnitedGlobalCom, Inc.
Class A common stock (a)(b)	Company common stock	12	$—	$3,866,871	$3,843,665	$3,866,871	$23,206
Liberty Global, Inc.
Series A common stock (a)(b)	Company common stock	32	$3,653,727	$—	$3,653,727	$3,653,727	$—
Liberty Global, Inc.
Series A common stock (a)	Company common stock	15	$—	$306,302	$340,485	$306,302	$(34,183)

(a)	Represents a party-in-interest.

(b)	Represents / includes changes that are attributable to the exchange of shares effected in the LGI Combination.
See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

	By:	/s/ MICHELLE L. KEIST

Michelle L. Keist
Member of Administrative Committee
June 27, 2006

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
EXHIBIT INDEX
Shown below are the exhibits, which are filed or furnished as a part of this Report—
     23 — Consent of Independent Registered Public Accounting Firm